SECU 15049711 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Bernard Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1609 W. Main St
(No. and Street)

Russellville (City) AR (State) 72801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Keenan 479-967-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, Suite 508 West (Address) Southfield (City), MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Keenan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Bernard Financial Services, Inc, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Keenan
Signature

CEO
Title

Patricia R. Guston
Notary Public

OFFICIAL SEAL
PATRICIA R. GUSTON
- Notary Public -
Pope County, Arkansas
Commission # 12373797
My Commission Expires 11/2/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

St. Bernard Financial Services, Inc
Balance Sheet

			Dec 31, 14
ASSETS			
Current Assets			
Checking/Savings			
Checking			-2,118.38
Checking - Fees			4,521.65
Total Checking/Savings			2,403.27
Accounts Receivable			
A/R - 12B-1			15,080.49
A/R - 529 Funds			51.07
A/R - Brokerage			29,840.84
A/R - Fees			92,363.44
A/R - Funds			3,025.95
A/R - Insurance			438.84
A/R - Vari Annu			18,077.39
Total Accounts Receivable			158,878.02
Other Current Assets			
Securities			
Clearing Deposit		25,000.00	
Total Securities			25,000.00
Total Other Current Assets			25,000.00
Total Current Assets			186,281.29
Other Assets			
Depreciable Assets			
Computer Equip			
Depr - Equip.	-12,247.04		
Computer Equip - Other	12,247.04		
Total Computer Equip		0.00	
Furniture & Fixtures			
Depr - Furniture & Fixtures	-1,432.11		
Furniture & Fixtures - Other	1,432.11		
Total Furniture & Fixtures		0.00	
Total Depreciable Assets			0.00
Total Other Assets			0.00
TOTAL ASSETS			**186,281.29**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
BonusPayable			21,500.00
Commissions Payable			
ComPay - Ackerman		2,125.41	
ComPay - Banks		2,949.48	
ComPay - Bartee		214.17	
ComPay - Bond		59.42	
ComPay - Brawe		927.50	
ComPay - Brewster		-514.29	
ComPay - Brown, Adam		6,945.64	
ComPay - Carroll		5,551.16	
ComPay - Clark		45.18	
ComPay - Claycomb		-70.00	
ComPay - Cornwell		18.95	
ComPay - Crumpacker		0.62	
ComPay - Cullers		158.60	
ComPay - Deckard		1,379.42	
ComPay - Dilday		199.11	
ComPay - Everhart		276.72	
ComPay - Hancock		728.62	
ComPay - Harwood		29.47	

		Dec 31, 14
ComPay - Holmes	196.03	
ComPay - Hoover	6,538.39	
ComPay - Jones, C	621.81	
ComPay - Jones, V	9,165.14	
ComPay - Kessler	5,176.42	
ComPay - Lane	1,437.72	
ComPay - Laufer	83.40	
ComPay - Mallardi	1,115.66	
ComPay - Menzies	-260.49	
ComPay - Miles	-2,163.75	
ComPay - Montgomery	616.07	
ComPay - O'Grady	-180.00	
ComPay - Orgeron	5,362.26	
ComPay - Ott	12.62	
ComPay - Pullen	-1,635.07	
ComPay - Ramsey	503.44	
ComPay - Rosenberger	-1,101.57	
ComPay - Siddiqui	-446.40	
ComPay - Soltero	194.16	
ComPay - Taft, P	6,434.80	
ComPay - Turner	5,176.43	
ComPay - Weniger	48,963.26	
ComPay - Yarbrough	16,141.40	
Total Commissions Payable		122,976.91
Payables		778.49
Payables - Income Tax		800.00
Payroll Taxes		
State Tax W/H	-185.84	
Unemploy-Fed	-131.53	
Unemploy-State	-183.49	
Total Payroll Taxes		-500.86
Total Accounts Payable		145,554.54
Other Current Liabilities		
Payroll Liabilities		2,888.15
Total Other Current Liabilities		2,888.15
Total Current Liabilities		148,442.69
Total Liabilities		148,442.69
Equity		
Capital		100.00
Capital - Paid In Additional		19,752.61
Retained Earnings		17,190.97
Net Income		795.02
Total Equity		37,838.60
TOTAL LIABILITIES & EQUITY		**186,281.29**